EXHIBIT 99.1

For Immediate Release

ReWalk Robotics’ Founder Dr. Amit Goffer to Retire

Dr. Goffer leaves lasting legacy with visionary invention that enables individuals with lower limb paralysis to walk again

YOKNEAM ILIT, ISRAEL / MARLBOROUGH, MA, August 24, 2015 – ReWalk Robotics Ltd. (Nasdaq: RWLK) today announced that its founder, President and Chief Technology Officer, Dr. Amit Goffer, will retire effective on November 18, 2015 and will also not seek reelection to the Board of Directors when his term expires at the Company’s annual meeting of shareholders later this year.

Dr. Goffer founded ReWalk Robotics in 2001, following a life-altering all-terrain vehicle (ATV) accident that rendered him a quadriplegic. As an accomplished inventor and entrepreneur, having founded Odin Medical Technologies which was subsequently sold to Medtronic, Dr. Goffer pioneered the invention and development of the ReWalk Robotics wearable exoskeleton, enabling individuals with lower limb paralysis to walk again. Even though the technology does not currently enable Dr. Goffer to walk again due to the extent of his injuries, his tenacity to develop a wearable exoskeleton so that others could walk paved the way for the ReWalk Rehabilitation and Personal systems to be used by more than 1,000 ReWalkers around the world today. He is regarded as a pioneer and expert in the emerging exoskeleton industry. Dr. Goffer served as ReWalk’s CEO from 2001 until 2012, and has served as its President and Chief Technology Officer since 2012 and a member of its board of directors since 2001.

“Amit’s vision and innovation in pioneering the ReWalk technology allowed the dream of walking again to become reality for individuals around the world with spinal cord injuries. We have learned from our ReWalkers that Dr. Goffer’s pioneering work fundamentally changed their health and life experience. We appreciate Amit’s many years of dedicated service and the solid foundation his vision and leadership has built for our employees, ReWalkers and shareholders,” said Larry Jasinski, Chief Executive Officer.

“It has been my honor to partner with Dr. Goffer since the early days of ReWalk Robotics in building the leading exoskeleton company in the world. His contribution to advancing science and technology has forever changed the world and the possibilities available to individuals with lower limb paralysis,” stated Jeff Dykan, Chairman of the Board of Directors. “Many ReWalkers view Amit as their hero, and he will continue to be the hero of both current and future ReWalkers. I look forward to working with the board and management to build on the foundation established by Amit and to continue to bring this life-changing technology to more individuals around the world,” he added.

“ReWalk has been my life’s work and passion from well before I founded the company. The technology and its impact on the daily lives of individuals with spinal cord injuries have exceeded my expectations. This is just the beginning of the journey for individuals with lower limb paralysis and those with higher order injuries. I look forward with hope to ReWalk’s continued commercialization to enable many more people around the world to benefit from rewalking,” said Dr. Goffer.

Forward Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding ReWalk’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of ReWalk’s control. Important factors that could cause ReWalk’s actual results to differ materially from those indicated in the forward-looking statements include, among others: ReWalk’s expectations regarding future growth, including its ability to increase sales in its existing geographic markets and to expand to new markets; ReWalk’s ability to maintain and grow its reputation and the market acceptance of its products; ReWalk’s ability to achieve reimbursement from third-party payors for its products; ReWalk’s expectations as to its clinical research program and clinical results; ReWalk’s ability to improve its products and develop new products;  ReWalk’s ability to maintain adequate protection of its intellectual property and to avoid violation of the intellectual property rights of others; ReWalk’s ability to gain and maintain regulatory approvals; ReWalk’s ability to maintain relationships with existing customers and develop relationships with new customers; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on February 27, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause ReWalk’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for ReWalk to predict all of them. Except as required by law, ReWalk undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

ReWalk Robotics’ Founder Dr. Amit Goffer to Retire

About ReWalk Robotics Ltd.

ReWalk Robotics Ltd. develops, manufactures and markets wearable robotic exoskeletons for individuals with spinal cord injury. ReWalk’s mission is to fundamentally change the health and life experiences of individuals with lower limb paralysis. Founded in 2001, ReWalk has headquarters in the US, Israel and Germany. For more information on the ReWalk systems, please visit http://www.rewalk.com.

ReWalk® is a registered trademark of ReWalk Robotics Ltd. in Israel.

Contact:

For Investors:

Lisa M. Wilson

President

In-Site Communications, Inc.

Investor Relations

Tel: (212) 452-2793

lwilson@insitecony.com

For Media:

Jennifer Wlach

Mercury LLC

Tel: (202) 551-1454

jwlach@mercuryllc.com